The Merger with AXIS Capital Provides Superior Protection for Preferred
Shareholders, vs. Significant Risks Introduced by EXOR's Offer

June 2015

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DISCLAIMER

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly
Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information
about the directors and executive officers of AXIS is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly
Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26,
2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated
above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

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PartnerRe's Merger with AXIS Enhances the Security of Preferred Shareholders

[]    Preferred  shares  of  merged Company ([]MergeCo ") will be supported by a stronger  combined balance sheet, increased equity base and enhanced, more stable earnings of MergeCo

[]    PartnerRe  and  AXIS currently have A- Long-Term Ratings from Standard and
      Poors  ("SandP")  and  A+  Financial  Strength Ratings from A. M. Best and
      SandP

      []    Result  in  a rating for preferred securities for both PartnerRe and
            AXIS of BBB

[]    We are confident, based on initial feedback from rating agencies following review  of  the  capital  plan, that MergeCo's ratings (including those of preferred  securities) would remain at the same current strong levels upon closing of the merger

[]    Under  MergeCo, preferred shares will maintain trading liquidity supported by  MergeCo's  publicly listed common equity Preferred shareholders have a vote that has meaningful value, which will be maintained under[] MergeCo

      []    PartnerRe's  preferred  shareholders' vote is particularly important given  the  absence  of "Change- of-Control" / "put" provisions in a potential EXOR acquisition

Voting in favor of the merger with AXIS Capital is the best way to protect your investment in PartnerRe's preferred shares and your dividend

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In Contrast, a Potential Sale to EXOR would be Detrimental to Preferred
Shareholders

While EXOR's offer for PartnerRe is inferior for all of PartnerRe's shareholders, it is particularly disadvantageous to PartnerRe preferred shareholders

[]    Preferred  shareholders  would  not  benefit  from  EXOR's  cash offer for
      PartnerRe's common shares of $137.50

[]    EXOR  has  lower  Long-Term  Ratings  from  SandP  (BBB+ with a []Negative
      Outlook") compared to those of PartnerRe and AXIS

[]    Industrial holding company with outsized exposure to difficult auto sector

[]    EXOR's  proposed  transaction  would  include up to $4.75bn of acquisition financing,  which  would  lead  to  significant  pressure on the financial leverage of EXOR

[]    Up to 70% of EXOR's purchase price to be paid to common shareholders would be funded with debt

[]    Given   EXOR's   current   ratings  and  the  meaningful  additional  debt
      contemplated in proposed transaction financing, there is considerable risk that the rating of preferred shares would be downgraded upon sale to EXOR

[]    Rating agencies' "Negative Outlook" on EXOR's proposed transaction

[]    Risks  under  EXOR ownership to preferred shareholders include decrease in valuation  of  preferred  shares,  increased  risk  of  default,  loss  of principal and loss of dividend payments

[]    Value  of  preferred share vote would be effectively nullified as a result of the EXOR transaction

EXOR's aggressive use of double leverage in a regulated industry would endanger ratings and credit profile without improving earnings

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Investment Highlights of the PartnerRe / AXIS Merger

[]    Combination  will  create  a  reinsurance  and  insurance  powerhouse with approximately $13bn combined shareholders equity(1)

      []    Top 5 global reinsurance franchise

      []    Cash and invested assets of more than $31 billion

[]    Merger  creates  stronger  combined franchise, benefiting from significant capital efficiencies and meaningful operational synergies

      []    Preferred  dividends  will  be  supported  by  enhanced, more stable earnings  of MergeCo, including the benefit of $200+ million of cost synergies

      []    Greater capital efficiencies

[]    MergeCo's lower volatility profile and diversification between reinsurance and  insurance  will  further  benefit  preferred shareholders and overall credit profile of the company

[]    The  merger  with  AXIS  would  not  result  in  a  noticeable  change  to
      PartnerRe's current capital structure or leverage

[]    Clear common vision accelerates strategies for both companies

      []    Growth accompanied by excellence in risk management, as demonstrated by a consistent record of reserve redundancies

      []    Best-in-class  talent  who  have a history of demonstrating prudence and value creation

[]    Compatible cultures facilitate integration and lower execution risk

Source: Company filings.

(1) Based on S-4 filed on 6/1/15.

Partnerre/axis Merger Will Improve Coverage Ratios

[GRAPHIC OMITTED]
Source: Company filings, S-4 filed by both PartnerRe and AXIS on 6/1/15.

(1) Assumes annual pre-tax synergies of $200mm and a tax rate of 16%.

(2) Assumes pre-tax earnings of $130mm from management of 3rd party vehicles and other incremental growth. Assumes tax rate of 16%.

PartnerRe / AXIS Merger Enhances the Security of Preferred Shareholders, which
Would be Worsened in a Potential Sale to EXOR
[GRAPHIC OMITTED]
Source: Company filings, S-4 filed by both PartnerRe and AXIS on 6/1/15.

(1) Assumes EUR to USD exchange rate of 1.09.

(2) Reflects PRE standalone.

(3) EXOR data as of 3/31/2015 as per Interim Report. Assumes gain of Euro645mm
(after-tax) for the sale of CandW. Assumes EUR to USD exchange rate of 1.09.

(4) Earnings volatility calculated as the standard deviation divided by the average annual net income for the 2002 -- 2014 period.

(5) Excludes incremental earnings from third-party capital management and other identified new growth opportunities.

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Positive Rating Agency Feedback for Merger with AXIS

"Despite the announced approximately $560 million special cash dividend, we expect the combined company's capitalization will remain very strong and materially redundant to 'AA' level after the deal closes and through 2017."

"We anticipate the combined entity's financial leverage will stay below 25%
with fixed-charge coverage of at least 4x."

"We also expect the merger to achieve at least $200 million in annual run-rate pretax cost synergies in the first two years of operations."

                                                SandP Press Release, May 4, 2015

"Successful execution of the PRE-AXIS combination could provide positive credit benefits relating to diversification of earnings and business profile, leveraging the benefits of a larger organization."

"...if the transaction with AXIS closes as planned, Fitch would likely affirm
PRE's current ratings..."

" Fitch Press Release, May 4, 2015

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Potential PRE Sale to EXOR Expected to be Credit Negative

     "On balance, we see [a successful EXOR bid] as credit negative since
PartnerRe would miss out on an opportunity to strengthen its market position and improve its product diversification by gaining access to AXIS Capital's profitable specialty primary insurance platform. In an increasingly competitive and tiered insurance marketplace, a PartnerRe-AXIS Capital combination would provide the scale and breadth of product offerings that are highly valued by brokers and clients."

"One critical wildcard related to EXOR's bid for PartnerRe is how EXOR's capital structure would evolve post-acquisition. EXOR's debt would significantly increase through the use of up to $4.75 billion in bridge loans to finance the deal and the consolidation of PartnerRe's debt."

                                                           Moody's, Apr 20, 2015

"The negative outlook reflects our view that if the PartnerRe acquisition is completed, EXOR's LTV may exceed our 20% threshold for the ratings. It also reflects our view that EXOR's listed assets may fall below 60% of total assets, which we believe would not be commensurate with our current assessment of a
'satisfactory' business risk profile."

"We would likely revise [EXOR's] outlook to stable if the [PartnerRe]
acquisition does not close."

                                                             SandP, Apr 17, 2015

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Ability to Return Capital Even While Enhancing the Capitalization and Credit Profile

- **Preferred shareholders are protected by enhanced fixed charge coverage profile**
- **After preferred payout MergeCo will produce significant cash flows**
- **Initial feedback from rating agencies in support of planned capital management strategy**
- **Plan maintains capitalization at above "AA" S&P level**

Key Drivers Enabling Capital Return

- Less-volatile income stream and strong track record with rating agencies supports capital management strategy
- Strong net income generation benefitting from strength of combined platform and synergies
- Increasing contribution from less capital intensive businesses, leading to further capital efficiencies
- Strong growth prospects without a commensurate increase in required capital, driven by increased scale and diversification
- Third-party capital actively used to drive stable / high return on equity fee income and to liberate capital

Capital Deployment

- ☑ $750mm expected to be returned to combined company shareholders immediately after closing
- ☑ In addition, $2.2bn+ of buybacks and dividends expected through year-end 2017– equivalent to 100% of operating earnings
- ☑ Further deployable capital anticipated from third-party capital vehicles
- ☑ Expected to maintain peer leading dividend payout ratio

PartnerRe

(1) "BoP" refers to beginning of period. Capital return defined as cumulative dividends paid and share buybacks as percent of beginning of period common equity as referenced. Peers reflect 2-year capital return from 12/31/12 – 12/31/14. PRE + AXS pro forma reflects 2-year capital return from 9/30/15E – 9/30/17E.

Benefits of Diversification

The Combined Company's Low Volatility Profile is Particularly Beneficial for
Preferred Shareholders

                   2017E ROE Versus Historical Volatility(1)
                               [GRAPHIC OMITTED]

Note: Market data as of 5/27/2015, unless otherwise noted. Selected
(re)insurers include ACE, ACGL, AGII, AHL, AWH, ENH, MRH, RE, RNR, VR, and XL.

(1) Earnings volatility based on annual net income for the 2002 -- 2014 period.

(2) Consists of 2017E ROE, based on I/B/E/S estimates for peers and on management estimates for the pro forma combined company.

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DISCLAIMER

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. ("PartnerRe") and AXIS Capital Holdings Limited
("AXIS"). In connection with this proposed business combination, PartnerRe and
AXIS have filed a registration statement on Form S-4 with the Securities and

Exchange Commission (the "SEC"), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June
1, 2015. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ
THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER
DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR
ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Definitive
proxy statement(s) will be mailed to shareholders of PartnerRe and/or AXIS, as applicable. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on
PartnerRe's internet website at http://www.partnerre.com or by contacting
PartnerRe's Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by
AXIS are available free of charge on AXIS' internet website at
http://www.axiscapital.com or by contacting AXIS' Investor

Relations Contact by email at linda.ventresca@axiscapital.com or by phone at
1-441-405-2727.

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DISCLAIMER

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are "forward-looking" statements. The words
"anticipate," "believe," "ensure," "expect," "if," "illustrative,"
"intend," "estimate," "probable," "project," "forecasts," "predict,"
"outlook," "aim," "will," "could," "should," "would," "potential,"
"may," "might," "anticipate," "likely" "plan," "positioned," "strategy,"
and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe's and AXIS' most recent reports on Form 10-K,
Form 10-Q and other documents on file with the SEC and the factors given below:

[]    the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

[]    the   failure   to  consummate  or  delay  in  consummating  the  proposed transaction for other reasons;

[]    the timing to consummate the proposed transaction;

[]    the  risk  that a condition to closing of the proposed transaction may not be satisfied;

[]    the  risk that a regulatory approval that may be required for the proposed transaction  is  delayed,  is  not  obtained,  or  is  obtained subject to conditions that are not anticipated;

[]    AXIS'  or  PartnerRe's ability to achieve the synergies and value creation contemplated by the proposed transaction;

[]    the  ability  of  either  PartnerRe or AXIS to effectively integrate their businesses; and

[]    the diversion of management time on transaction-related issues.

PartnerRe's forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS'
forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.
Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.
PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.